EXHIBIT 99.1
                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN



1. Name of company

BRIGHT STATION PLC

2. Name of scheme

THE 1994 SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return:     From  17/07/2000 TO 17/01/2001


4. Number and class of shares(s)
   (amount of stock/debt security)
   not issued under scheme

53,391 ORDINARY SHARES OF ONE PENCE

5. Number of shares issued/allotted
   under scheme during period

16,171

6. Balance under scheme not yet issued/allotted at end of period

37,220 ORDINARY SHARES OF ONE PENCE

7. Number and class of share(s)
   (amount of stock/debt securities)
   originally listed and the date of admission

30,000 ORDINARY SHARES ON 17/01/1997
300,000 ORDINARY SHARES ON 11/06/1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records

172,614,502 ORDINARY SHARES OF ONE PENCE

Contact for queries:

Address: BRIGHT STATION PLC, THE COMMUNICATIONS BUILDING, 48 LEICESTER SQUARE,
         LONDON  WC2H 7DB

Name:    CAROLINE WEBB

Telephone:        020 7925 7676